Mail Stop 6010

March 16, 2007

Via Facsimile and U.S. Mail

Mr. Alan F. Krock
Chief Financial Officer
PMC-Sierra, Inc.
Mission Towers One
3975 Freedom Circle
Santa Clara, CA   95054-1203

      Re: **PMC-Sierra, Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed March 9, 2006
                File No. 0-19084

Dear Mr. Krock:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant